RCX Capital Group, LLC

Financial Report

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8- 53416

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RCX Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2002 Timberloch Place, Suite 200
(No. and Street)

The Woodlands	Texas	77381
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jean-Louis Guinchard	858-232-5887	Jguinchard@rcxcapitalgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jean-Louis Guinchard__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __RCX Capital Group, LLC__ , as of __December 31__ , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 5 day of February, 2022,

by Jean-Louis Guinchard,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHARLES PHAN
Notary Public - California
San Diego County
Commission # 2315189
My Comm. Expires Dec 10, 2023

(Seal)

Signature ______________________



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of RCX Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RCX Capital Group, LLC as of December 31, 2021, the related statements of operations, changes in members' equity (deficit), changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RCX Capital Group, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RCX Capital Group, LLC's management. Our responsibility is to express an opinion on RCX Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RCX Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of RCX Capital Group, LLC's financial statements. The supplemental information is the responsibility of RCX Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as RCX Capital Group, LLC's auditor since 2018.
Dallas, Texas
March 30, 2022

RCX Capital Group, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	737,800
Commissions receivable		1,155,992
Accounts receivable		47,456
Intercompany receivables		411,590
Commission draws		270,000
Employee advances		136,667
Prepaid expenses		66,371
Total assets	$	2,825,876

Liabilities and Members' Equity

Liabilities

Commissions payable	$	853,832
Accounts payable and accrued expenses		23,540
Accrued compensation and benefits		352,575
Deferred income		40,000
Liabilities subordinated to the claims of general creditors		1,438,144
Total liabilities		2,708,091

Members' equity

Members' equity		117,785
Total members' equity		117,785
Total liabilities and members' equity	$	2,825,876

The accompanying notes are an integral part of these financial statements.

1

RCX Capital Group, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues

Private placement commissions	$	8,884,446
Management and acquisition services		717,231
PPP loan forgiveness		87,500
Other income		2,946
Total revenues		9,692,123

Expenses

Commissions	6,743,354
Employee compensation and benefits	1,321,756
Professional fees	351,623
Insurance	180,534
Occupancy	27,436
Interest expense	13,116
Other operating expenses	180,174
Total expenses	8,817,993
Net income before income tax benefit	874,130

Income tax benefit - state		321
Net income	$	874,451

RCX Capital Group, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2021

Balance at December 31, 2020	$	(756,666)
Net income		874,451
Balance at December 31, 2021	$	117,785

RCX Capital Group, LLC

Statement of Changes in Liabilities Subordinated

To the Claims of General Creditors

For the Year Ended December 31, 2021

Balance at December 31, 2020	$	1,425,028
Increase:		
Accrual of interest		13,116
Balance at December 31, 2021	$	1,438,144

RCX Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flow from operating activities:		
Net income		$ 874,451
Adjustments to reconcile net income to net cash provided by operating activities:		
PPP loan forgiveness		(87,500)
Capitalized interest on subordinated loan		13,116
(Increase) decrease in operating assets:		
Commissions receivable		(1,155,992)
Account receivable		(47,456)
Intercompany receivables		(301,490)
Commission draws		30,000
Employee advances		30,000
Prepaid expenses		(60,581)
Increase in operating liabilities:		
Commissions payable		853,832
Accounts payable and accrued expenses		19,995
Accrued compensation and benefits		352,575
Deferred income		40,000
Net cash provided by operating activities		560,950
Net increase in cash		560,950
Cash at beginning of year		176,850
Cash at end of year		$ 737,800
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes received, net	$ 321	
Interest	$ -	

The accompanying notes are an integral part of these financial statements.

Note 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RCX Capital Group, LLC (the "Company") was organized in September 2000 as a California limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company's operations consist primarily of offering and selling of interests in private placements of securities on a best-efforts basis for a related party sponsor and management and acquisition services in the real estate industry.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to merger and acquisition advisory services, private placements of securities on a best-efforts basis, and broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company participates in the private placement offerings on a best-efforts basis for a related party sponsor in the real estate industry.   Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Revenue from management and acquisition services is generally recognized at the point in time that performance under the arrangement is completed, the closing date of the transaction.

Retainer fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other advisory fees received from customers prior to recognizing revenue are reflected as contract liabilities and are recognized at a point in time the performance under the arrangement is completed or the contract is canceled.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

The Company is subject to state income taxes.

As of December 31, 2021, open Federal tax years subject to examination include the tax years ended December 31, 2018 through December 31, 2020.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

Note 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Note 2:   SUBORDINATED LIABILITIES

The liabilities subordinated to the claims of general creditors consists of a subordinated loan of $1,311,635, which bears an interest rate of 1% per annum, and the related accrued interest payable of $126,509. The maturity date is June 20, 2022, and the subordinated loan can be automatically extended annually. Interest expense totaled $13,116 for the year ended December 31, 2021. The lender and the Company have the right, but not the obligation, to mutually agree to convert the loan and any accrued interest into an equity interest in the Company.

The subordinated loan is covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid. The parties to the agreement have elected to have all eligible accrued interest on the loan treated as additional subordinated capital. The balance due shown on the Statement of Financial Condition includes all interest accrued since the inception of the loan.

Note 3:   NOTE PAYABLE

In May 2020, the Company received loan proceeds of $87,500 under the Paycheck Protection Program ("PPP"). On July 2, 2021, the Small Business Administration (SBA) approved the Company's application for full forgiveness of the loan. The income attributable to the forgiveness of $87,500 is recognized in the statement of operations as revenue. The SBA retains the right to audit the appropriateness of borrowers' participation in the program for a period of six years from forgiveness.

Note 4:   COMMITMENT AND CONTINGENCIES

Commitments

The Company leases office space under an operating lease expiring June 2022. Rent under the lease is currently $1,072 per month. Office rent expense for the year was $27,436, which included the current lease in The Woodlands, Texas. In addition, the Company had an office space in Denver, Colorado for three months ending December 31, 2021.

Note 4: COMMITMENT AND CONTINGENCIES (continued)

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5: CONCENTRATION OF CREDIT RISKS

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2021, the uninsured balance was approximately $490,000.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $321,683, which was $237,020 in excess of its net capital requirement of $84,663. The Company's ratio of aggregate indebtedness to net capital was 3.95 to 1.

Note 7: RELATED PARTY TRANSACTIONS

A substantial portion of the Company's revenue is earned through private placement offerings of a related party. It should be noted, however, that the related party is, and historically has been, the largest sponsor of Delaware Statutory Trusts (DSTs) and offers a greater number of asset classes in the market. The Company has, over the last few years, added several new sponsors to its platform to diversify offerings for investors and to reduce its exposure to any one sponsor

Note 8: SUBSEQUENT EVENTS

The Company performed an evaluation of events that have occurred subsequent to December 31, 2021, and through XXXX, 2022, the date this report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

RCX Capital Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

Computation of Net Capital

Total members' equity	$	117,785
Add: Additions to capital		
Subordinated borrowings allowable in computation of net capital		1,438,144
Total equity and allowable amounts		1,555,929
Less: Non-allowable assets		
Commissions receivable	$	(302,162)
Accounts receivable		(47,456)
Employee advances		(136,667)
Intercompany receivables		(411,590)
Commission draws		(270,000)
Prepaid income tax		(5,790)
Prepaid expenses		(60,581)
Total non-allowable assets		(1,234,246)
Net capital	$	**321,683**
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	23,540
Accrued compensation and benefits		352,575
Deferred Income		40,000
Commissions payable		853,832
Total aggregate indebtedness	$	1,269,947
Minimum net capital requirement - the greater of $5,000 or 6 2/3% of aggregate indebtedness	$	84,663
Excess net capital	$	**237,020**
Ratio of aggregate indebtedness to net capital		**3.95 to 1**

Reconciliation with Company's Computation (included in Part II of Form X-17A-5)

There is a difference of ($254,003) between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS Part IIA

Net capital per unaudited schedule		$	575,686
Adjustments:			
Net increase in revenue less expenses	100,936		
Net increase in non-allowable receivables	(354,939)		(254,003)
Net capital per audited schedule		$	321,683

See accompanying report of independent registered public accounting firm.

RCX Capital Group, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information
Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to 1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis, and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of RCX Capital Group, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) RCX Capital Group, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2021, without exception.

RCX Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RCX Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
March 30, 2022



RCX Capital Group, LLC's Exemption Report

RCX Capital Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RCX Capital Group, LLC

I, Jean-Louis Guinchard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Signature

_____

Managing Principal

Title

March 24, 2022

RCX Capital Group, LLC
2002 Timberloch Place, Suite 200
The Woodlands, TX 77380
(858) 232-5887 O
www.rcxcapitalgroup.com